                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


                              LINDBERG CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  5351 71 102
- --------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Ira Sochet
                       9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                (305) 670-1888
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 6, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

CUSIP NO.  5351 71 102

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of
Above Person   Ira Sochet                                              .
               --------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group
                 (a)                       (b)                         .
                     ---------------------     ------------------------

3.       SEC Use Only                                                  .
                      -------------------------------------------------

4.       Source of Funds             PF, OO                            .
                         ----------------------------------------------

5.       Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(E)                                         .
                              -----------------------------------------

6.       Citizenship or Place of Organization      United States       .
                                              -------------------------

Number of                 7.  Sole Voting Power       437,600          .
Shares                                          -----------------------
Beneficially
Owned by Each             8.  Shared Voting Power       -0-            .
Reporting                                         ---------------------
Person With
                          9.  Sole Dispositive Power   437,600         .
                                                     ------------------

                         10.  Shared Dispositive Power   -0-           .
                                                      -----------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                    437,600                                            .
- -----------------------------------------------------------------------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
Shares                                                                 .
      -----------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)   9.2%     .
                                                            -----------

14.      Type of Reporting Person               IN                     .
                                  -------------------------------------

         This amendment to Schedule 13D (the "Amendment") is filed as the first amendment to the Statement on Schedule 13D, dated April 9, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the common stock of Lindberg Corporation, a Delaware corporation. This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Item 5 below.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock (the "Common Stock"), of Lindberg Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 6133 North River Road, Suite 700, Rosemont, Illinois 60018.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)     Ira Sochet.

         (b)     9350 S. Dixie Highway, Suite 1260, Miami, Florida 33156.

         (c) The Reporting Person is the President and sole shareholder of Sochet & Company, Inc., a registered broker/dealer located at 9350 S. Dixie Highway, Suite 1260, Miami, Florida 33156.

         (d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

         (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)     United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the beneficial ownership of the Reporting Person of 437,600 shares of Common Stock. The aggregate purchase price of the Common Stock beneficially owned by the Reporting Person was approximately $3.9 million, including commissions. The source of funds for acquiring the foregoing shares of Common Stock was the Reporting Person's personal funds and borrowings pursuant to a margin account maintained by the Reporting Person at Bear Stearns & Co., Inc. A copy of the standard form of Customer Agreement relating to the borrowings of the Reporting Person is attached hereto as Exhibit A.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Statement reports the beneficial ownership by the Reporting Person of over 5 percent of the Issuer's outstanding Common Stock. The purpose of the Reporting Person's acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person believes that the Common Stock is significantly undervalued. The Common Stock is selling at an enterprise valuation of 3.7, which is approximately 50% of the average enterprise valuation for the Issuer's peer group. The Reporting Person had an amicable meeting with the Issuer's management at which time he informally suggested several alternatives that the Reporting Person believes could increase shareholder value. To date, the Issuer's management has not acted on such suggestions.

         The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the close of business on August 23, 1996, the Reporting Person beneficially owned an aggregate of 437,600 shares of Common Stock, which constituted approximately 9.2 percent of the 4,759,391 shares of Common Stock outstanding on August 9, 1996, as reported in the Issuer's Current Report on Form 10-Q for the quarter ended June 30, 1996.

         (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

         (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person during the past 60 days. All of such transactions were open market purchases effected through brokers.

                                                                           APPROXIMATE PRICE
                                        NUMBER OF                               PER SHARE
          DATE                      SHARES PURCHASED                    (EXCLUDING COMMISSIONS)
          ----                      ----------------                    -----------------------
        07/12/96                          4,000                                 $9 13/16
        07/15/96                          5,000                                 $9 1/2
        07/19/96                          5,000                                 $9 1/4
        07/24/96                          5,000                                 $8 3/4
        07/25/96                          7,600                                 $9
        07/31/96                          3,500                                 $9
        08/06/96                          2,500                                 $9
        08/08/96                          2,000                                 $9
        08/21/96                         50,000                                 $9 1/16
        08/22/96                         50,000                                 $9 3/16

            (d)    Not applicable.

            (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Customer Agreement relating to the Reporting Person's margin account described in Item 3, the Reporting Person has no contracts, arrangements, or understandings with any person with respect to any securities of the Issuer.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.


                                                                      Sequential
                                                                     Page Number
                                                                     -----------
         Exhibit A                Form of Bear Stearns & Co.,              6
                                  Inc. Customer Agreement



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 1996


                                        /s/ IRA SOCHET
                                        -------------------------------
                                                Ira Sochet

                                                                      EXHIBIT A


BEAR STEARNS                                            BEAR, STEARNS & CO. INC.
                                                                245 PARK AVENUE
                                                       NEW YORK, NEW YORK 10167
                                                                 (212) 272-2000

                                                               ATLANTA - BOSTON
                                                 CHICAGO - DALLAS - LOS ANGELES
                                                       NEW YORK - SAN FRANCISCO

                                                 AMSTERDAM - CANADA - HONG KONG
                                                         LONDON - PARIS - TOKYO


                              CUSTOMER AGREEMENT

PLEASE READ CAREFULLY, SIGN AND RETURN

        This agreement ("Agreement") sets forth the terms and conditions under which Bear, Stearns & Co. Inc., its successors and assigns ("Bear Sterns"), will maintain your account for purchases and sales of securities and other property. If your account is a csh account and you have fully paid for all securities therein, the provisions of paragraphs 16 and 18 shall not bind you unless you enter into a margin transaction.

        1. APPLICABLE LAW AND REGULATIONS. All transactions in your account shall be subject to all applicable law and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rule and customs of the exchange or market (and clearing house) where executed.
        2. SECURITY INTEREST AND LIEN. As security for the payment of all of your obligations and liabilities to Bear Stearns, Bear Sterns shall have a continuing security interest in all property in your accounts or otherwise held by Bear Stearns or its affiliates, including, but not limited to, securities, commodity futures contracts, commercial paper, monies and any after-acquired property. In addition, in order to satisfy any of your outstanding liabilities or obligations, Bear Stearns may, at any time and without prior notice to you, use, apply or transfer any or all securities or other property interchangeably in any accounts in which you have an interest. In the event of a breach or default under this Agreement, Bear Stearns shall have all rights and remedies available to a secured creditor under any applicable law in addition to the rights and remedies provided herein.
        3. DEPOSITS ON CASH TRANSACTIONS. Whenever Bear Stearns, in its sole discretion, considers it necessary for its protection, it may require you to deposit cash or collateral immediately in your account prior to any applicable settlement date in order to assure due performance of your open contractual commitments.
        4. BREACH, BANKRUPTCY AND DEFAULT. Any breach of this Agreement or the filing of a petition or other proceeding in bankruptcy, insolvency, or for the appointment of a receiver by or against you, the levy of an attachment against your accounts with Bear Stearns, or your death, mental incompetence or dissolution, or any other grounds for insecurity, as determined by Bear Stearns in its sole discretion, shall constitute, at Bear Stearns' election, a default by you under all agreements Bear Stearns may then have with you, whether heretofore or hereafter entered into. In the event of default, Bear Stearns reserves the right to sell, without prior notice to you, any and all property in your accounts with it (either individually or jointly with others), to buy any or all property which may be short in such accounts, to cancel all outstanding transactions and/or to purchase or sell other securities or property in such accounts to offset market risk, and to offset any indebtedness in such accounts against any other accounts you may have (either individually or jointly with others), after which you shall be liable to Bear Stearns for any remaining deficiency, loss, costs or expenses sustained by Bear Stearns in connection therewith. Such purchases and/or sales may be effected publicly or privately without notice or advertisement in such manner as Bear Stearns may in its sole discretion determine. At any such sale or purchase, Bear Stearns may purchase or sell the property free of any right of redemption. In addition, Bear Stearns shall have the right to set off and apply against any indebtedness in your accounts, whether matured or unmatured, any amount owing from Bear Stearns to you.
        5. FEES AND CHARGES. You understand that Bear Stearns may charge commissions and other fees for execution, custody or any other service relating to transactions to purchase or sell securities or other property, and you agree to pay such commissions and fees at Bear Stearns' then prevailing rates. You understand further that such commissions and fees may be changed from time to time without notice, and you agree to be bound thereby.
        6. TRANSACTIONS REPORTS AND ACCOUNT STATEMENTS. Reports of the execution of orders and statements of your account shall be conclusive if not objected to in writing within five days, in the case of reports of execution, and ten days, in the case of account statements, after such documents have been transmitted to you by the mail or otherwise.
        7. TRUTH-IN-LENDING. You hereby acknowledge receipt of Bear Stearns' Truth-in-Lending disclosure statement. You understand that interest will be charged on any debit balances in accordance with the methods described in such statement or in any amendment or revision thereto which may be provided to you.

       8. CLEARANCE ACCOUNTS. If Bear Stearns carries your account as clearing agent for your broker, then, unless Bear Stearns receives from you prior written notice to the contrary, Bear Stearns shall accept from such other broker, without any inquiry or investigation: (a) orders for the purchase or sale of securities and other property in your account on margin or otherwise and (b) any other instructions concerning your account or the property therein. You understand and agree that Bear Stearns shall have no responsibility or liability to you for any acts or omissions of such other broker, its officers, employees or agents. You agree that your broker is a third-party beneficiary of this Agreement, and that the terms and conditions hereof, including the arbitration provision, shall be applicable to all matters between or among any of you, your broker or Bear Stearns.
       9. COSTS OF COLLECTION. You hereby authorize Bear Stearns to charge you for any reasonable direct or indirect costs of collection, including, but not limited to, attorneys' fees, court costs and other expenses.
       10. IMPARTIAL LOTTERY ALLOCATION. You agree that, in the event Bear Stearns holds on your behalf bonds or preferred stocks in street or bearer form which are callable in part, you will participate in the impartial lottery allocation system of the called securities in accordance with the rules of the New York Stock Exchange, Inc. or any other appropriate self-regulatory organization. When any such call is favorable, no allocation will be made to any account in which Bear Stearns has actual knowledge that its officers, directors or employees have any financial interest until all other customers are satisfied on an impartial lottery basis.
       11. WAIVER, ASSIGNMENT AND NOTICES. Neither Bear Stearns' failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereof nor any continued course of such conduct on its part shall constitute or be considered a waiver by Bear Stearns of any of its rights or privileges hereunder. You may not assign your rights and obligations hereunder without obtaining the prior written consent of an authorized representative of Bear Stearns. Notices or other communications, including margin calls, delivered or mailed to the address given below, shall, until Bear Stearns has received notice in writing of a different address, be deemed to have been personally delivered to you.
       12. FREE CREDIT BALANCES. You hereby direct Bear Stearns to use any free credit balance awaiting investment or reinvestment in your account in accordance with all applicable rules and regulations and to pay interest thereon at such rate or rates as are established from time to time by Bear Stearns for such accounts and for the amounts of cash so used.
       13. RESTRICTIONS ON ACCOUNT. You understand that Bear Stearns, in its sole discretion, may restrict or prohibit trading of securities or other property in your accounts.
       14.  CREDIT INFORMATION AND INVESTIGATION.  You authorize Bear
    Stearns, in its discretion, to obtain reports concerning your credit standing and business conduct. You may make a written request within a reasonable period of time for a description of the nature and scope of the reports obtained by Bear Stearns.
       15. SHORT AND LONG SALES. In placing any sell order for a short account, you will designate the order as such and hereby authorize Bear Stearns to mark the order as being "short." In placing any sell order for a long account, you will designate the order as such and hereby authorize Bear Stearns to mark the order as being "long." The designation of a sell order as being for a long account shall constitute a representation that you own the security with respect to which the order has been placed, that such security may be sold without restriction in the open market and that, if Bear Stearns does not have the security in its possession at the time you place the order, you shall deliver the security by settlement date in good deliverable form or pay to Bear Stearns any losses or expenses incurred as a result of your failure to make delivery.
       16. MARGIN ACCOUNTS. You hereby agree to maintain such margin in your margin accounts as Bear Stearns may in its sole discretion require, and you agree to pay forthwith on demand any debt balance owing with respect to any of your margin accounts. Upon your failure to pay, or at any time Bear Stearns, in its discretion, deems necessary for its protection, whether with or without prior demand, call or notice, Bear Stearns shall be entitled to exercise all rights and remedies provided in paragraphs 2 and 4 above. No demands, calls, tenders or notices that Bear Stearns may make or give in any one or more instances shall invalidate your waiver with respect thereto. Unless you advise us to the contrary, you represent that you are not an affiliate (as defined in Rule 144(a)(1) under the Securities Act of 1933) of the issuer of any security held in your account.
        17. DEBIT BALANCES. You will be charged interest on debit balances in your account which, if not paid at the close of an interest period, will be added to the opening balance for the next interest period. Please consult the Truth-In-Lending disclosure statement for an outline of Bear Stearns' margin policies.
        18. CONSENT TO LOAN OR PLEDGE OF SECURITIES. Within the limits of applicable law and regulations, you hereby authorize Bear Stearns to lend either to itself or to others any securities held by Bear Stearns in your account, together with all attendant rights of ownership, and to use all such property as collateral for its general loans. Any such property, together with all attendant rights of ownership, may be pledged, repledged, hypothecated or rehypothecated either separately or in common with other such property for any amounts due to Bear Stearns thereon or for a greater sum, and Bear Stearns shall have no obligation to retain a like amount of similar property in its possession and control.
        19. LEGALLY BINDING. You hereby agree that this Agreement and all the terms hereof shall be binding upon you and your estate, heirs, executors, administrators, personal representatives, successors and assigns.
        20. AMENDMENT; ENTIRE AGREEMENT. You agree that Bear Stearns may modify the terms of this Agreement at any time upon prior written notice. By continuing to accept services from Bear Stearns, you will have indicated your acceptance of any such modifications. If you do not accept such modifications, you must notify Bear Stearns in writing; your account may then be terminated by Bear Stearns, after which you will remain liable to Bear Stearns for all remaining liabilities or obligations. Otherwise, this Agreement may not be waived or modified absent a written instrument signed by an authorized representative of Bear Stearns. Except as set forth above, this Agreement represents the entire agreement and understanding between you and Bear Stearns concerning the subject matter hereof.
        21. NEW YORK LAW TO GOVERN. THIS AGREEMENT SHALL BE DEEMED TO HAVE BEEN MADE IN THE STATE OF NEW YORK AND SHALL BE CONSTRUED, AND THE RIGHTS AND LIABILITIES OF THE PARTIES DETERMINED, IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.
        22.  ARBITRATION
             - ARBITRATION IS FINAL AND BINDING ON THE PARTIES
             - THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES
               IN COURT, INCLUDING THE RIGHT TO JURY TRIAL.
             - PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED
               THAN AND DIFFERENT FROM COURT PROCEEDINGS.
             - THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE
               FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S
               RIGHT TO APPEAL OR TO SEEK

               MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.
             - THE PANEL OR ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF
               ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.
  YOU AGREE, AND BY MAINTAINING AN ACCOUNT FOR YOU BEAR STEARNS AGREES, THAT CONTROVERSIES ARISING BETWEEN YOU AND BEAR STEARNS CONCERNING YOUR ACCOUNTS OR THIS OR ANY OTHER AGREEMENT BETWEEN YOU AND BEAR STEARNS, WHETHER ENTERED INTO PRIOR TO, ON OR SUBSEQUENT TO THE DATE HEREOF, SHALL BE DETERMINED BY ARBITRATION. ANY ARBITRATION UNDER THIS AGREEMENT SHALL BE HELD UNDER THE RULES AND AUSPICES OF THE NEW YORK STOCK EXCHANGE, INC., THE AMERICAN STOCK EXCHANGE, INC., OR THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. YOU MAY ELECT ONE OF THE FOREGOING FORUMS FOR ARBITRATION, BUT IF YOU FAIL TO MAKE SUCH ELECTION BY REGISTERED MAIL OR TELEGRAM ADDRESSED TO BEAR, STEARNS & CO. INC., 245 PARK AVENUE, NEW YORK, NEW YORK 10167, ATTENTION: GENERAL COUNSEL, LEGAL DEPARTMENT (OR ANY OTHER ADDRESS OF WHICH YOU ARE ADVISED IN WRITING), BEFORE THE EXPIRATION OF TEN DAYS AFTER RECEIPT OF A WRITTEN REQUEST FROM BEAR STEARNS TO MAKE SUCH ELECTION, THEN BEAR STEARNS MAY MAKE SUCH ELECTION, FOR ANY ARBITRATION SOLELY BETWEEN YOU AND A BROKER FOR WHICH BEAR STEARNS ACTS AS CLEARING AGENT, SUCH ELECTION SHALL BE MADE BY REGISTERED MAIL TO SUCH BROKER AT ITS PRINCIPAL PLACE OF BUSINESS. THE AWARD OF THE ARBITRATORS, OR OF THE MAJORITY OF THEM, SHALL BE FINAL AND JUDGMENT UPON THE AWARD RENDERED MAY BE ENTERED IN ANY COURT, STATE OR FEDERAL, HAVING JURISDICTION.
  23. SEVERABILITY. If any provision herein is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or regulatory body having jurisdiction over the subject matter of this Agreement, such provisions shall be deemed to be rescinded or modified in accordance with any such law, rule or regulation. In all other respects, this Agreement shall continue to remain in full force and effect.
  24. CAPACITY TO CONTRACT; CUSTOMER AFFILIATION. You represent that you are of legal age and that, unless you have notified Bear Stearns to the contrary, neither you nor any member of your immediate family is an employee or any exchange or member thereof, the National Association of Securities Dealers, Inc., or a member thereof, or any corporation, firm or individual engaged in the business of dealing, as broker or principal, in securities, options or futures, or of any bank, trust company or insurance company.
  25. EXTRAORDINARY EVENTS. Bear Stearns shall not be liable for losses caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or other conditions beyond its control.
  26. HEADINGS. The headings of the provisions hereof are for descriptive purposes only and shall not modify or qualify any of the rights or obligations set forth in each such provision.

If this is a Joint Account, both parties must sign.  Persons signing on behalf of others should indicate the titles or capacities in which they are signing.

BY SIGNING THIS AGREEMENT YOU ACKNOWLEDGE THAT:
     1.  THE SECURITIES IN YOUR MARGIN ACCOUNT AND ANY SECURITIES FOR WHICH YOU HAVE NOT FULLY PAID, TOGETHER WITH ALL ATTENDANT
OWNERSHIP RIGHTS, MAY BE LOANED TO BEAR STEARNS OR LOANED OUT TO OTHERS; AND

     2.  YOU HAVE RECEIVED A COPY OF THIS AGREEMENT.
THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE ON THIS PAGE AT PARAGRAPH 22.

- ------------------------------------------------------        ----------------------------------------------------------------
            (Typed or Printed Name)


X
- -----------------------------------------------------         ----------------------------------------------------------------
                   (Signature)                                                       (Mailing Address)

                                                              Account No.
- -----------------------------------------------------                     ----------------------------------------------------
            (Typed or Printed Name)

X                                                             Date:
- -----------------------------------------------------               ----------------------------------------------------------
                   (Signature)